UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated October 17, 2024

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Stock Exchange Release: Nokia Corporation Interim Report for Q3 2024

STOCK EXCHANGE RELEASE 17 October 2024

Nokia Corporation

Interim Report

17 October 2024 at 08:00 EEST

Nokia Corporation Interim Report for Q3 2024

Strong gross margin improvement amidst ongoing market weakness

•	Q3 net sales declined 7% y-o-y in constant currency (-8% reported) as growth in Network Infrastructure and Nokia Technologies was offset by decline in Mobile Networks primarily in India and a divestment in Cloud and Network Services.
•	Order intake remained strong in Network Infrastructure, while the sales recovery continues to be slower than expected.
•	Comparable gross margin in Q3 increased by 490bps y-o-y to 45.7% (reported increased 500bps to 45.2%), with improvements across business groups, particularly in Mobile Networks.
•	Q3 comparable operating margin increased 160bps y-o-y to 10.5% (reported up 70bps to 5.7%), mainly due to higher gross margin, continued cost control and a benefit from the reversal of loss allowances for certain trade receivables.
•	Q3 comparable diluted EPS for the period of EUR 0.06; reported diluted EPS for the period of EUR 0.03.
•	Q3 free cash flow of EUR 0.6 billion, net cash balance EUR 5.5 billion.
•	Continued to make significant progress with cost savings program, EUR 500 million run-rate of gross savings actioned.
•	Nokia's full year 2024 outlook is unchanged. Nokia currently expects comparable operating profit of between EUR 2.3 billion and 2.9 billion and free cash flow conversion from comparable operating profit of between 30% and 60%.

This is a summary of the Nokia Corporation Interim Report for Q3 2024 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q3 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete reports with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q3 2024 RESULTS

As I reflect on our performance in the third quarter, I am optimistic we are now turning the corner in many parts of our business, even if some continue to experience market weakness. Among the key highlights was a return to net sales growth in Network Infrastructure with Fixed Networks growing 9% in constant currency and IP Networks growing 6%. Order intake in Network Infrastructure continued to be robust with strong year-on-year growth and a growing order backlog. Additionally, we delivered a significant improvement in our gross margin at the group level and cash generation remained strong with EUR 621 million free cash flow in the quarter.

STOCK EXCHANGE RELEASE 17 October 2024

There are reasons for optimism across our portfolio. We expect a significant acceleration in growth in Q4 in Network Infrastructure and see a number of structural demand trends supporting our future growth. In Mobile Networks, although market dynamics are more challenging, we have secured several important deals in the quarter, remain confident in our competitive position and are improving our gross margin. In Cloud and Network Services we are seeing excellent momentum in 5G Core along with strong progress in network automation, cloudification and enabling network APIs. Nokia Technologies continues to benefit from greater stability following the conclusion of its smart-phone renewal cycle and is making good progress expanding into the new growth areas.

Across Nokia we are investing to create new growth opportunities outside of our traditional communications service provider market. We see a significant opportunity to expand our presence in the data center market and are investing to broaden our product portfolio in IP Networks to better address this. Our pending acquisition of Infinera will also bolster our Optical Networks exposure to this market and accelerate our growth opportunities. Additionally, we see a compelling new long-term opportunity in bringing 5G technology to the defense market and we continue to invest in private wireless networks where we are the clear market leader.

Regarding our financial performance in Q3, our net sales declined by 7% in the quarter in constant currency. Three quarters of the decline was driven by India due to a strong year-ago quarter. Importantly we delivered a significant improvement in comparable gross margin which expanded 490 basis points from the year-ago period to reach 45.7%. This was driven by a combination of improved product mix, regional mix and actions to reduce product cost. Despite continued intense competition, we remain disciplined on price while still winning deals as we remain focused on improving the profitability of our business. We also progressed our cost reduction efforts contributing to a solid improvement of 160 basis points in our comparable operating margin on a year-on-year basis.

Regarding full year 2024, our comparable operating profit outlook remains EUR 2.3 to 2.9 billion and we are currently tracking within the bottom-half of the range. The net sales recovery is happening slower than we expected previously, however, this is being partially offset by an improving gross margin and quick action on cost. We expect to be at the high end of our free cash flow target of 30% to 60% conversion from comparable operating profit.

STOCK EXCHANGE RELEASE 17 October 2024

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q3'24	Q3'23	YoY change		Constant currency YoY change	Q1-Q3'24	Q1-Q3'23	YoY change		Constant currency YoY change
Reported results
Net sales	4326	4709	(8)%		(7)%	13236	15722	(16)%		(15)%
Gross margin %	45.2%	40.2%	500	bps		46.1%	39.4%	670	bps
Research and development expenses	(1116)	(1067)	5%			(3376)	(3197)	6%
Selling, general and administrative expenses	(692)	(697)	(1)%			(2101)	(2104)	0%
Operating profit	246	237	4%			1082	1127	(4)%
Operating margin %	5.7%	5.0%	70	bps		8.2%	7.2%	100	bps
Profit from continuing operations	145	130	12%			965	700	38%
Profit/(loss) from discontinued operations	31	3	933%			(494)	11
Profit for the period	175	133	32%			471	711	(34)%
EPS for the period, diluted	0.03	0.02	50%			0.08	0.13	(38)%
Net cash and interest-bearing financial investments	5460	2960	84%			5460	2960	84%
Comparable results
Net sales	4326	4709	(8)%		(7)%	13236	15722	(16)%		(15)%
Gross margin %	45.7%	40.8%	490	bps		47.0%	39.9%	710	bps
Research and development expenses	(1029)	(1024)	0%			(3169)	(3119)	2%
Selling, general and administrative expenses	(591)	(594)	(1)%			(1785)	(1833)	(3)%
Operating profit	454	418	9%			1477	1507	(2)%
Operating margin %	10.5%	8.9%	160	bps		11.2%	9.6%	160	bps
Profit for the period	358	293	22%			1198	1035	16%
EPS for the period, diluted	0.06	0.05	20%			0.21	0.18	17%
ROIC(1)	10.4%	11.9%	(150	)bps		10.4%	11.9%	(150	)bps

1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to the Alternative performance measures section in Nokia Corporation Interim Report for Q3 2024 for details.

Business group results	Network Infrastructure		Mobile Networks		Cloud and Network Services		Nokia Technologies		Group Common and Other
EUR million	Q3'24	Q3'23	Q3'24	Q3'23	Q3'24	Q3'23	Q3'24	Q3'23	Q3'24	Q3'23
Net sales	1 525	1 534	1 747	2 157	702	742	352	258	3	22
YoY change	(1)%		(19)%		(5)%		36%		(86)%
Constant currency YoY change	1%		(17)%		(4)%		35%		(86)%
Gross margin %	42.1%	40.5%	39.8%	34.8%	40.9%	39.1%	100.0%	100.0%
Operating profit/(loss)	180	165	92	99	65	36	242	181	(126)	(62)
Operating margin %	11.8%	10.8%	5.3%	4.6%	9.3%	4.9%	68.8%	70.2%

SHAREHOLDER DISTRIBUTION

Dividend

Under the authorization by the Annual General Meeting held on 3 April 2024, the Board of Directors may resolve on the distribution of an aggregate maximum of EUR 0.13 per share to be paid in respect of financial year 2023. The authorization will be used to distribute dividend and/or assets from the reserve for invested unrestricted equity in four installments during the authorization period, in connection with the quarterly results, unless the Board decides otherwise for a justified reason.

STOCK EXCHANGE RELEASE 17 October 2024

On 17 October 2024, the Board resolved to distribute a dividend of EUR 0.03 per share. The dividend record date is 22 October 2024 and the dividend will be paid on 31 October 2024. The actual dividend payment date outside Finland will be determined by the practices of the intermediary banks transferring the dividend payments.

Following this announced distribution, the Board’s remaining distribution authorization is a maximum of EUR 0.03 per share.

Share buyback program

In January 2024, Nokia’s Board of Directors initiated a share buyback program to repurchase shares to return up to EUR 600 million of cash to shareholders in tranches over a period of two years. The share buyback execution started on 20 March 2024. On 19 July 2024, Nokia's Board of Directors decided to accelerate the timeframe for the share buyback program with the aim of completing the full EUR 600 million program by the end of this year instead of the initial two year timeframe.

On 27 June 2024, Nokia announced its intention to acquire Infinera in a transaction that valued Infinera at US$1.7 billion equity value with up to 30% of the consideration to be paid in Nokia American depositary shares ("ADSs"), depending on the elections of Infinera shareholders. Nokia’s Board of Directors is committed to repurchase additional shares on top of the on-going EUR 600 million program to offset the dilution from the transaction to Nokia shareholders.

Under the share buyback program, by 30 September 2024, Nokia had repurchased 84 295 899 of its own shares at an average price per share of approximately EUR 3.48.

OUTLOOK

Full Year 2024
Comparable operating profit(1)	EUR 2.3 billion to EUR 2.9 billion
Free cash flow(1)	30% to 60% conversion from comparable operating profit

1 Please refer to Alternative performance measures section in Nokia Corporation Interim Report for Q3 2024 for a full explanation of how these terms are defined.

The outlook, long-term targets and all of the underlying outlook assumptions described below are forward-looking statements subject to a number of risks and uncertainties as described or referred to in the Risk Factors section later in this release. Along with Nokia's official outlook targets provided above, below are outlook assumptions by business group that support the group level outlook.

Nokia business group assumptions (full year 2024)

	Net sales growth (constant currency)	Operating margin
Network Infrastructure	-6% to -3% (update)	10.0% to 12.0% (update)
Mobile Networks	-22% to -19% (update)	5.0% to 7.0% (update)
Cloud and Network Services	-7% to -4% (update)	6.0% to 8.0% (update)

STOCK EXCHANGE RELEASE 17 October 2024

Nokia provides the following approximate outlook assumptions for additional items concerning 2024:

	Full year 2024	Comment
Nokia Technologies operating profit	at least EUR 1.4 billion	Nokia expects cash generation in Nokia Technologies to be EUR 700 million below operating profit in 2024 due to prepayments received in 2023. From 2025 onwards Nokia expects greater alignment between cash generation and operating profit in Nokia Technologies.
Group Common and Other operating expenses	EUR 350 million	This includes central function costs which are expected to be largely stable at approximately EUR 200 million and an increase in investment in long-term research to approximately EUR 150 million.
Comparable financial income and expenses	Positive EUR 75 to EUR 125 million
Comparable income tax rate	~25%
Cash outflows related to income taxes	EUR 450 million
Capital Expenditures	EUR 450 million (update)

2026 TARGETS

Nokia's current targets for its existing perimeter of the business for 2026 are outlined below. This does not consider pending acquisitions. The Network Infrastructure operating margin assumption below considers Submarine Networks being treated as a discontinued operation. Nokia sees further opportunities to increase margins beyond 2026 and believes an operating margin of 14% remains achievable over the longer term.

Net sales	Grow faster than the market
Comparable operating margin(1)	≥ 13%
Free cash flow(1)	55% to 85% conversion from comparable operating profit

1 Please refer to Alternative performance measures section in Nokia Corporation Interim Report for Q3 2024 for a full explanation of how these terms are defined.

The comparable operating margin target for Nokia group is built on the following assumptions by business group for 2026:

Network Infrastructure	13 - 16% operating margin
Mobile Networks	6 - 9% operating margin
Cloud and Network Services	7 - 10% operating margin
Nokia Technologies	Operating profit more than EUR 1.1 billion
Group common and other	Approximately EUR 300 million of operating expenses

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level as some competitors seek to take share;
•	Changes in customer network investments related to their ability to monetize the network;
•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;
•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

STOCK EXCHANGE RELEASE 17 October 2024

•	Disturbance in the global supply chain;
•	Impact of inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates;
•	Potential economic impact and disruption of global pandemics;
•	War or other geopolitical conflicts, disruptions and potential costs thereof;
•	Other macroeconomic, industry and competitive developments;
•	Timing and value of new, renewed and existing patent licensing agreements with licensees;
•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing;
•	The outcomes of on-going and potential disputes and litigation;
•	Our ability to execute, complete and realize the expected benefits from our ongoing transactions;
•	Timing of completions and acceptances of certain projects;
•	Our product and regional mix;
•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives;
•	Our ability to utilize our Finnish deferred tax assets and their recognition on our balance sheet;
•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;as well the risk factors specified under Forward-looking statements of this release, and our 2023 annual report on Form 20-F published on 29 February 2024 under Operating and financial review and prospects-Risk factors.

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, projects, programs, product launches, growth management, licenses, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics, geopolitical conflicts and the general or regional macroeconomic conditions on our businesses, our supply chain, the timing of market changes or turning points in demand and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, cost savings, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments; D) ability to execute, expectations, plans or benefits related to our ongoing transactions and changes in organizational structure and operating model; E) impact on revenue with respect to litigation/renewal discussions; and F) any statements preceded by or including “continue”, “believe”, “envisage”, “expect”, “aim”, “will”, “target”, “may”, “would”, "see", “plan” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

STOCK EXCHANGE RELEASE 17 October 2024

ANALYST WEBCAST

•	Nokia's webcast will begin on 17 October 2024 at 11.30 a.m. Finnish time (EEST). The webcast will last approximately 60 minutes.
•	The webcast will be a presentation followed by a Q&A session. Presentation slides will be available for download at www.nokia.com/financials.
•	A link to the webcast will be available at www.nokia.com/financials.
•	Media representatives can listen in via the link, or alternatively call +1-412-317-5619.

FINANCIAL CALENDAR

•	Nokia plans to publish its fourth quarter and full year 2024 results on 30 January 2025.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Global Head of External Communications

Nokia

Investor Relations

Phone: +358 4080 3 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2024		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal